April 22, 1997


To the Trustees of GMO Trust

In planning and performing our audits of the financial statements of twenty-eight of the series (GMO Core Fund, GMO Value Fund, GMO Growth Fund, GMO Short-Term Income Fund, GMO International Core Fund, GMO Japan Fund, GMO International Small Companies Fund, GMO Tobacco-Free Core Fund, GMO Domestic Bond Fund, GMO Emerging Country Debt Fund, GMO Global Hedged Equity Fund, GMO Currency Hedged International Bond Fund, GMO U.S. Sector Fund, GMO Fundamental Value Fund, GMO Emerging Markets Fund, GMO International Bond Fund, GMO Global Bond Fund, GMO Currency Hedged International Core Fund, GMO Small Cap Growth Fund, GMO Small Cap Value Fund, GMO REIT Fund, GMO World Equity Allocation Fund, GMO International Equity Allocation Fund, GMO Global (U.S. +) Equity Allocation Fund, GMO Global Balanced Allocation Fund, GMO Foreign Fund, GMO Global
Properties Fund and Pelican Fund) of the GMO Trust (the "Trust") for the year ended February 28, 1997, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, and not to provide assurance on the internal control structure.

The management of the Trust is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are appropriately safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.



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To the Trustees of GMO Trust
Page 2
April 22, 1997



Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above as of February 28, 1997.

This report is intended solely for the information and use of management and the Securities and Exchange Commission.


/S/ PRICE WATERHOUSE LLP